Pricing Term Sheet	Filed Pursuant to Rule 433
dated November 4, 2010	Registration Statement File No. 333-169572
Supplementing the Preliminary
Prospectus Supplement
dated November 3, 2010
(to Prospectus dated October 6, 2010)

LeCroy Corporation

2,600,000 Shares of Common Stock

The information in this pricing term sheet relates only to the securities described in, and should be read together with, the preliminary prospectus supplement dated November 3, 2010, including the documents incorporated by reference therein, and the accompanying prospectus dated October 6, 2010, and the documents incorporated by reference therein relating to these securities. The following information supplements and updates the information contained in the preliminary prospectus supplement and accompanying prospectus.

Issuer	LeCroy Corporation, a Delaware corporation

NASDAQ Global Market Symbol	LCRY

Title of securities	Common stock, $.01 par value per share

Common stock offered by us	2,600,000 shares of Common Stock. In addition, the underwriters may purchase an additional 390,000 shares from us at the public offering price set forth below, within 30 days of the trade date set forth below. Except as otherwise indicated, all information in this pricing term sheet assumes no exercise by the underwriters of their option to purchase additional shares.

Common stock to be outstanding after this offering	15,401,826 shares, based on the number of shares of common stock outstanding as of October 2, 2010, which excludes, as of that date:

•	up to 1,252,430 shares of common stock that may be issued upon the exercise of outstanding options pursuant to our equity incentive plans at a weighted-average exercise price of $9.52 per share; and

•	up to 1,679,666 shares of common stock reserved for future issuance under our equity incentive plans.

Public offering price	$8.25

Net proceeds to us	We estimate that the net proceeds to us from the sale of the 2,600,000 shares of common stock that we are offering will be approximately $19.7 million, or approximately $22.7 million if the underwriters exercise their option to purchase additional shares in full, after deducting the underwriting discount and estimated offering expenses payable by us.

Trade date	November 4, 2010

Settlement date	November 9, 2010

Underwriters	Needham & Company, LLC

Stifel, Nicolaus & Company, Incorporated

Dilution	Our net tangible book value as of October 2, 2010, was approximately $19.9 million, or $1.56 per share of common stock. Assuming the sale by us of 2,600,000 shares at the public offering price of $8.25 per share and after deducting the underwriting discount and estimated offering expenses payable by us, our net tangible book value as of October 2, 2010, would have been approximately $39.7 million, or $2.57 per share of common stock. This represents an immediate increase in net tangible book value of $1.01 per share to our existing stockholders and an immediate and substantial dilution in net tangible book value of $5.68 per share to new investors participating in this offering.

The above discussion is based on 12,801,826 shares of common stock issued and outstanding as of October 2, 2010, assumes no exercise of the underwriters’ over-allotment, and excludes:

•

up to 1,252,430 shares of common stock that may be issued upon the exercise of outstanding options as of October 2, 2010 pursuant to our equity incentive plans at a weighted-average exercise price of $9.52 per share; and

•	up to 1,679,666 shares of common stock reserved for future issuance under our equity incentive plans.

If the underwriters exercise their over-allotment option to purchase additional shares in full, our net tangible book value per share after giving effect to this offering will increase to $2.70, which represents an increase in the net tangible book value of $1.14 per share to our existing stockholders and an immediate dilution in net tangible book value of $5.55 per share to new investors participating in this offering.

Capitalization	The following table replaces the table set forth on page S-8 of the preliminary prospectus supplement:

	As of October 2, 2010
	(unaudited)
	Actual	As Adjusted
	(in thousands)
Cash and cash equivalents	$5,792	$25,512

Bank debt	$14,000	$14,000

Convertible notes, net of unamortized discount of $2,483	$37,167	$37,167

Stockholders’ equity:
Preferred stock, $.01 par value; authorized 5,000,000 shares; none issued and outstanding actual and as adjusted	—	—
Common stock, $.01 par value; authorized 45,000,000 shares; 12,801,826 shares issued and outstanding actual, 15,401,826 shares issued and outstanding as adjusted	128	154
Additional paid-in capital	125,878	145,572
Accumulated other comprehensive income	3,550	3,550
Accumulated deficit	(109,000)	(109,000)

Total stockholders’ equity	20,556	40,276

Total capitalization	$57,723	$77,443

We have filed a registration statement (including a preliminary prospectus supplement dated November 3, 2010 and an accompanying prospectus dated October 6, 2010) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus, and the other documents we have filed with the SEC for more complete information about us and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a written copy of the preliminary prospectus supplement and accompanying prospectus may be obtained from Needham & Company, LLC at 445 Park Avenue, New York, NY 10022 or by calling toll-free 800-903-3268.

This communication should be read in conjunction with the preliminary prospectus supplement dated November 3, 2010 and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in such preliminary prospectus supplement and the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. THOSE DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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